Exhibit 99.1

BriaCell Reports 12.0 Months Overall Survival Benefit in Advanced Breast Cancer; 100% Resolution of ‘Eye-Bulging’ Tumor

●	12.0 months average overall survival benefit, including 13.4 months in patients with 2+ HLA matches and 12.5 months in patients with Grade I/II tumors (1)
●	Top Responder: 21.4 months survival plus 100% resolution of ‘eye-bulging’ orbital tumor
●	Compares to 7.2-9.8 months survival in historical comparison treatment trials(2)

BERKELEY, Calif. and VANCOUVER, British Columbia, June 2, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today provides an update on the overall survival (OS) data on its previously disclosed advanced breast cancer patients. These women were treated with BriaCell’s lead candidate Bria-IMT™ as monotherapy and also in combination with checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.) and Incyte’s retifanlimab (manufactured and provided under a corporate collaboration with Incyte Corporation).

HLA-Typing: Cells with HLA (human leukocyte antigen) molecules on their surface determine and trigger the body’s immune response. BriaCell’s immunotherapy treatment appears most effective when the patient’s HLA-type matches with Bria-IMT™, allowing BriaCell to potentially identify patients most likely to respond. HLA-typing is a simple and widely available test.

Tumor Grade: BriaCell has noted clinical benefit in its patients with grade I and grade II tumors, suggesting another subgroup of patients for whom BriaCell’s treatment would be most effective.

BriaCell Treatment [1]					Leading Treatment Comparison [2]
N =	Filter	Prior Regimens	Overall Survival	vs.	Prior Regimens	Overall Survival
7	Combination Therapy	9	12.0 months		2	7.2 - 9.8 months
9	1+ HLA	8	12.1 months
5	2+ HLA	5	13.4 months
6	Tumor Grade I/II	12	12.5 months
Patient 06-005 [3]	2 HLA; Grade II	13	21.4 months

1) BriaCell treats severely sick patients, as indicated by the “Prior Regimens” column. To more accurately present survival data, BriaCell has included only those women able to mount an immune response. Patients from both the monotherapy and combination therapy are included unless otherwise indicated.

2) Overall survival of 7.2-9.8 months in similar patients with metastatic breast cancer who have failed 2 prior therapy attempts (third line setting); Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17.

3) Remarkable Responder highlighted; included within subsets “Tumor Grade I/II” and “2+ HLA”.

Highlighting BriaCell’s Top Responder:

Initially announced on Sep. 19, 2019 and subsequently on Jan. 13, 2020, BriaCell has continued to emphasize this patient’s positive response to BriaCell’s treatment. Prior to BriaCell’s treatment, the patient had received 12 regimens with 16 agents (incl. 13 chemotherapies), yet her condition worsened and included a gruesome orbital tumor that metastasized behind her left eye and caused the eye to bulge from its socket (proptosis). After just six months of BriaCell’s treatment, the orbital tumor had been completely eliminated, and she survived for over 21 months, a significant clinical benefit.

Figure 1: The figure shows MRI scans of the top responder patient. The arrows on the images (baseline scans) show the location of the orbital tumors. As shown on the images on the right hand side, the tumors were eliminated following 6 months of treatment with the Bria-IMT combination regimen.

In the figure above, and with tumors indicated by white arrows, complete resolution of the orbital tumor was observed after six months on BriaCell’s treatment. Of note, she had two HLA matches with Bria-IMT™ and a grade II tumor, supporting BriaCell’s hypotheses outlined above.

“Women with advanced breast cancer often are fighting a deadly disease that does not respond to currently-available treatments,” said Dr. Bill Williams, BriaCell’s President and CEO. “We are pleased to report that our immunotherapy regimen appears to offer clinical benefit for these patients in desperate need of new therapy options.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” and in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com